
April 18, 2024

Boipelo Lekubo
Financial Director
HARMONY GOLD MINING CO LTD
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa 1759

      Re: HARMONY GOLD MINING CO LTD
          Form 20-F For the Fiscal Year Ended June 30, 2023
          Response dated April 8, 2024
          File No. 001-31545

Dear Boipelo Lekubo:

We have reviewed your April 8, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 8, 2024 letter.

Form 20-F For the Fiscal Year Ended June 30, 2023

96.12 Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa, page 189

1. In response to comment 1 we note you propose to include two separate cash flows in the Tshepong North Technical Report Summary; one cash flow includes inferred mineral resources and one cash flow is based solely on mineral reserves. In order to satisfy the requirements of Item 1302(e)(6) of Regulation S-K, inferred resources cannot be included in a pre-feasibility study or feasibility study cash flow. Therefore the cash flow that includes inferred resources should be removed from the Tshepng North technical report summary.

    Item 1302(e)(5) of Regulation S-K requires a pre-feasibility study to include an economic analysis that supports the property's economic viability as assessed by a detailed discounted cash flow analysis or other similar financial analysis. In the absence of a discounted cash flow analysis or similar financial analysis that supports the economic viability of the Tshepong North mineral reserve, we would expect you to revise your annual filing to remove the Tshepong North mineral reserve and related disclosures. To the extent the elimination of the reserve materially impacts the depletion amounts recorded in your financial statements, please analyze these impacts and revise your financial disclosures as necessary.

Please contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Shela Mohatla